SECURITIE[S AND EXCHANGE COMMIS]SION

04016018

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SEC FILE NUMBER
8 - 52893

RECEIVED MAR - 1 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kaupthing Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1528
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gibbons 212-457-8700 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Gibbons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaupthing Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOELIA POWELL
NOTARY PUBLIC
STATE OF NEW YORK
IPO5068767
My Commission Expires November 4, 20__

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kaupthing Securities, Inc.
(A Wholly-Owned Subsidiary
of Kaupthing New York, Inc.)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2003

KAUPTHING SECURITIES, INC.

Index

* * *

J.H. COHN LLP

Report of Independent Public Accountants

To the Shareholder
Kaupthing Securities, Inc.

We have audited the accompanying statement of financial condition of Kaupthing Securities, Inc. (A wholly-owned subsidiary of Kaupthing New York, Inc.) as of December 31, 2003, and the related statements of income and accumulated deficit and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaupthing Securities, Inc. as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 7 to the financial statements, the Company is economically dependent on its Parent to continue its operations.

J. H. Cohn LLP

New York, New York
January 19, 2004

KAUPTHING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 412,846
Receivable from clearing broker	541,382
Commission receivable	47,545
Prepaid expenses	32,698
Total	$1,034,471

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Due to Parent	$ 241,570
Accrued expenses	79,560
Total liabilities	321,130
Shareholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	799,990
Accumulated deficit	(86,659)
Total shareholder's equity	713,341
Total	$1,034,471

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF INCOME AND ACCUMULATED DEFICIT
YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$1,414,368
Interest and dividends	8,734
Realized and unrealized trading losses	(55,112)
Total	1,367,990
Expenses:	
Compensation and benefits	708,279
Rent	87,748
Travel and entertainment	48,286
Communications	71,432
Professional fees	85,412
Regulatory fees	23,304
Clearing fees	26,107
Office	20,974
Interest	6,822
Other	3,774
Total	1,082,138
Income before income taxes	285,852
Income tax benefit	65,900
Net income	351,752
Accumulated deficit, beginning of year	(438,411)
Accumulated deficit, end of year	$ (86,659)

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating activities:	
Net income	$ 351,752
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Receivable from clearing broker	(227,667)
Commission receivable	(47,545)
Prepaid expenses	(18,283)
Accrued expenses	(235,510)
Net cash used in operating activities	(177,253)
Financing activities - borrowings from Parent	134,590
Net decrease in cash and cash equivalents	(42,663)
Cash and cash equivalents, beginning of year	455,509
Cash and cash equivalents, end of year	$ 412,846
Supplemental disclosures of cash flow data:	
Interest paid	$ 876

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Kaupthing Securities, Inc. (the "Company") is a wholly-owned subsidiary of Kaupthing New York, Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. (the "NASD") and Securities Investors Protection Corporation. The Company is principally engaged in providing execution services in the U.S. capital markets for its affiliates.

The Company has an agreement (the "Agreement") with another broker-dealer (the "clearing broker"). The clearing broker is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (the "SEC"). Under the terms of the Agreement, the clearing broker clears brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default. Accordingly, the Company is exempt from the SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such Rule.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission expenses are recorded on a trade-date basis.

Cash equivalents:

Cash equivalents are investments in money market funds and investments with maturities of 90 days or less when purchased.

Income taxes:

The Company is a member of an affiliated group. The Company is included in the consolidated Federal, state and local income tax returns that are filed by the Parent. Pursuant to a tax-sharing policy, Federal, state and city income taxes for the Company are determined on the basis of its separate taxable income.

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes (concluded):

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations.

Note 2 - Related party transactions:

For the year ended December 31, 2003, the Company earned substantially all of its commission income through transactions with its affiliated company. In addition, the $241,570 due to Parent is for expenses paid on behalf of the Company.

Note 3 - Concentrations of credit risk:

In the normal course of business, the Company's activities involve executions and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

In addition, the Company maintains cash and cash equivalent deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

Note 4 - Receivable from clearing broker:

Receivable from clearing broker of $541,382 is from trade settling of $441,382 and a $100,000 security deposit required by the clearing agreement.

Note 5 - Employee benefit plans:

The Company's employees participate in a defined contribution profit-sharing plan and a savings plan sponsored by the Parent. The Parent contributes to the plan and the contributions are charged to the Company. The Company contributed approximately $14,000 to the profit-sharing plan in 2003.

Note 6 - Net capital requirement:

The Company is a registered broker-dealer in securities, and is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. The Company's net capital was $466,789, which was $366,789 in excess of its required net capital of $100,000.

The SEC may by order restrict, for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

Note 7 - Economic dependency:

As shown in the accompanying financial statements, at December 31, 2003, the Company had an accumulated deficit of $152,559. The Parent has committed to support the Company as necessary to meet its obligations at least through January 1, 2005. The Company is economically dependent on its Parent to continue its operations.

Note 8 - Income taxes:

As discussed in Note 1, current and deferred Federal, state and city income taxes are determined based on the Company's own operations. Federal and state income taxes consist of the following:

Deferred:	
Federal	$ 80,000
State and city	55,100
	135,100
Effect of change in valuation allowance	(201,000)
Total	$ (65,900)

There is no current provision for taxes due to the utilization of Federal, state and city net operating loss carryforwards. Such carryforwards resulted in a Federal tax benefit of approximately $80,000 and a state and city tax benefit of approximately $55,000.

At December 31, 2003, deferred tax assets, resulting from state and city net operating loss carryforwards of $35,000 expiring through 2022, amounted to $6,700.

Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance of $6,700 as of December 31, 2003 to offset the potential benefits of its deferred tax assets.

KAUPTHING SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

Net capital:	
Total shareholder's equity	$713,341
Deduct nonallowable assets and charges - other assets, commission receivable and clearing deposit	180,243
Net capital before haircuts on securities positions	533,098
Haircut on money market funds	409
Net capital	$532,689
Aggregate indebtedness - total liabilities	$321,130
Computation of basic net capital requirement:	
Minimum net capital required	$100,000
Excess of net capital	$432,689
Ratio of aggregate indebtedness to net capital	0.60 to 1.0

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants.

KAUPTHING SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2003 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Public Accountants.

J.H. COHN LLP

Report of Independent Public Accountants on Internal Control

To the Shareholder
Kaupthing Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Kaupthing Securities, Inc. as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder of Kaupthing Securities, Inc., management, the SEC, the NASD and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
January 19, 2004